

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 19, 2017

Michael Sweeney
Vice President and Chief Accounting Officer
Liquidity Services, Inc.
1920 L Street, N.W., 6th Floor
Washington, D.C. 20036

    Re: Liquidity Services, Inc.
           Form 10-K for the fiscal year ended September 30, 2016
           Response dated March 31, 2017
           File No. 000-51813

Dear Mr. Sweeney:

We have reviewed your March 31, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [March 20, 2017 letter.

Form 10-K for the fiscal year ended September 30, 2016

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Estimates

Valuation of goodwill and other intangible assets, page 49

1.   We note in your response to prior comment 2 that while historical margins may vary between segments, there are no fundamental differences in the business models or cost structures of the different segments that would cause operating contribution margins to

vary significantly in the long-term. You explain for example, one operating segment benefits from higher margins from a large long-term contract, but without that contract, the margins would be much lower. Additionally, you explain that one of your operating segments is in a start-up phase while another was undergoing a significant transformation. Please provide us with the quantitative analysis that supports your conclusion that the contribution margins of the operating segments will not vary significantly in the long-term and elaborate on any factors impacting the analysis. We refer you to ASC 280-10-50-11.

2.   We note in your response to prior comment 2 that your marketplaces have significant seller and buyer overlap (i.e. sellers are free to enter into contracts with as many marketplaces and the same buyers or types of buyers may make purchases in different marketplaces). Please describe in more detail how you differentiate the types of sellers and buyers you have, the extent of the seller and buyer overlap among your operating segments, and the proportion of revenue in each operating segment that is attributed to the overlapping sellers and buyers.

3.   We note from your response to prior comment 2 that you believe that you deliver your services on a similar platform even though you currently operate your marketplaces on separate platforms because you are in the process of creating a single integrated platform. However, we also note that you disclose that each type of seller you provide services for have a unique set of needs that require a customized approach. Please explain in further detail how a single platform will be able to meet the unique set of needs of the different type of sellers as well as the different types of buyers if applicable.

4.   We note that in your response to prior comment 2, you state that the nature of your services appears similar because you offer sellers and buyers a means to connect in ecommerce marketplaces. However, you disclose that your marketplaces are offered through different websites which appeared to be customized to specific types of sellers. Given the diverse marketplaces within your narrow service portfolio, please tell us in further detail how your varying marketplaces could be considered similar in nature.

5.   We note that in response to prior comment 2 you explain that operations at each of your marketplaces are subject to the same federal and state consumer protection laws. Please explain in more detail the regulatory environment applicable to each of your operating segments and to each type of seller. Tell us how you considered these regulatory environments in assessing whether your operating segments are similar.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services